UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICAN TECHNICAL CERAMICS CORP.
(Name of Issuer)

Common Stock (par value $.01 per share)
(Title of Class of Securities)

030137103
(CUSIP Number)

Kurt P. Cummings
AVX Corporation
801 17th Avenue South
Myrtle Beach, South Carolina 29577
(843) 448-9411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2007
(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box:  [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030137103

1           Names of Reporting Person                                                                           AVX Corporation
I.R.S. Identification No.
of above person                                 (entities only)                                                      33-0379007

2           Check the Appropriate Box if                                                                                                (a) [ X]
a Member of a Group                                                                                                           (b) [  ]

3           SEC Use Only

4           Source of Funds                                                                                     Not applicable

5           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)             [  ]

6           Citizenship or Place of Organization                                                                                                Delaware

7           Sole Voting Power                                                      -0-
____________________________________________________________

Number of Shares                            8           Shared Voting Power                                            4,405,2801
Beneficially Owned by                    ____________________________________________________________
Reporting Person With
9           Sole Dispositive  Power                                              -0-
____________________________________________________________

10           Shared Dispositive Power                                         -0-
____________________________________________________________

11           Aggregate Amount Beneficially
Owned By Each Reporting Person                                                                                     4,405,2801

12           Check Box if the Aggregate Amount
in Row (11) Excludes Certain Shares                                                                                                [X]

13           Percent of Class Represented                                                                                           48.87%1
Amount in Row (11)

14           Type of Reporting Person                                                                                            CO

1  Beneficial ownership of the common stock referred to herein is being reported hereunder solely because AVX Corporation may be deemed to beneficially own such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by AVX Corporation that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 030137103

1           Names of Reporting Person                                                                           Admiral Byrd Acquisition Sub, Inc.
I.R.S. Identification No.
of above person                                 (entities only)                                                      26-0401417

2           Check the Appropriate Box if                                                                                                (a) [ X]
a Member of a Group                                                                                                           (b) [  ]

3           SEC Use Only

4           Source of Funds                                                                                     Not applicable

5           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)            [  ]

6           Citizenship or Place of Organization                                                                                                Delaware

7           Sole Voting Power                                                      -0-
____________________________________________________________

Number of Shares                            8           Shared Voting Power                                             4,405,2801
Beneficially Owned by                    ____________________________________________________________
Reporting Person With
9           Sole Dispositive  Power                                             -0-
____________________________________________________________

10           Shared Dispositive Power                                       -0-
____________________________________________________________

11           Aggregate Amount Beneficially
Owned By Each Reporting Person                                                                                     4,405,2801

12           Check Box if the Aggregate Amount
in Row (11) Excludes Certain Shares                                                                                                [X]

13           Percent of Class Represented                                                                                           48.87%1
Amount in Row (11)

14           Type of Reporting Person                                                                                            CO

1  Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Admiral Byrd Acquisition Sub, Inc. may be deemed to beneficially own such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Admiral Byrd Acquisition Sub, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Statement on Schedule 13D
under the
Securities Exchange Act of 1934, as amended

Item 1.                      Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, $0.01 par value per share (“Common Stock”), of American Technical Ceramics Corp. (the “Company”), whose principal executive offices are located at One Norden Lane, Huntington Station, New York 11746.

Item 2.                      Identity and Background.

AVX Corporation (“AVX”), a Delaware corporation and Admiral Byrd Acquisition Sub, Inc. (“Merger Sub”), a Delaware corporation, are jointly filing this statement. Merger Sub is a wholly-owned subsidiary of AVX. AVX and Merger Sub are collectively referred to herein as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated June 25, 2007, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement on Schedule 13D jointly in accordance with the provisions on Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

AVX

AVX is a leading manufacturer and supplier of electronic components. AVX’s principal offices are located at 801 17th Avenue South, Myrtle Beach, South Carolina 29577. Kyocera Corporation (“Kyocera”), a Japanese corporation, owns a controlling interest in AVX. Kyocera is a leading manufacturer of telecommunications equipment, electronic components and other electronic equipment. Kyocera’s principal offices are located at 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan.

The names, citizenship, business addresses, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of AVX and Kyocera are set forth in Schedule A hereto and incorporated herein by reference.

Neither AVX, Kyocera nor, to AVX’s knowledge, any person listed in Schedule A, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding AVX or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Merger Sub

Merger Sub is a wholly-owned subsidiary of AVX formed for the purpose of effecting the transactions contemplated by the Merger Agreement described in Item 4 below. Merger Sub’s principal offices are located at 801 17th Avenue South, Myrtle Beach, South Carolina 29577.

The names, citizenship, business addresses, present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Merger Sub are set forth in Schedule B hereto and incorporated herein by reference.

Neither Merger Sub, nor, to its knowledge, any person listed in Schedule B, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding Merger Sub or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

As described in Item 4 and Item 5, the shares of Common Stock to which this statement relates have not been purchased by the Reporting Persons. In connection with an Agreement and Plan of Merger between AVX, Merger Sub and the Company, dated June 15, 2007 (the “Merger Agreement”), AVX and Merger Sub entered into a Voting Agreement dated June 15, 2007 (the “Voting Agreement”) with Mr. Victor Insetta and certain of his affiliates with respect to the voting of an aggregate of 4,405,280 shares of the Company’s Common Stock beneficially owned by Mr. Insetta and certain of his affiliates with respect to the transaction as contemplated by the Merger Agreement, described in Item 5.

The Reporting Persons have not paid, and do not expect to pay, additional consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 5 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.                      Purpose of the Transaction.

On June 15, 2007, the Company entered into the Merger Agreement with AVX and Merger Sub, pursuant to which AVX will acquire all of the outstanding equity interests of the Company.  Pursuant to the Merger Agreement, Merger Sub will be merged (the “Merger”) with and into the Company with the Company surviving as a wholly-owned subsidiary of AVX.  Each outstanding share of the Company’s Common Stock outstanding immediately prior to the Merger will be converted into the right to receive $24.75 in cash, without interest, and each outstanding option will be converted into the right to receive $24.75 in cash less the applicable exercise price of such option (without interest) for each share of common stock underlying such option.  Consummation of the Merger is subject to customary conditions, including approval of the Company’s stockholders and receipt of necessary regulatory consents and approvals.  This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement which is attached hereto as Exhibit 2 and incorporated herein by this reference.

It is anticipated that upon consummation of the Merger, the officers and directors of Merger Sub shall become the officers and directors of the Company (the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified.

If the Merger is consummated as planned, the Company’s Common Stock will cease to be listed on The American Stock Exchange and will become eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Item 5.                      Interest in Securities of the Issuer.

As a result of the execution of the Voting Agreement, the Reporting Persons may be deemed to beneficially own the 4,405,280 shares of Common Stock beneficially owned by Mr. Insetta, which are subject to the Voting Agreement. As represented to AVX in the Voting Agreement, (i) the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Insetta as of June 15, 2007 which are subject to the Voting Agreement, is 4,405,280 and 48.87%, respectively, based upon 9,013,603 shares of Common Stock outstanding as of June 13, 2007, as represented by the Company in the Merger Agreement and (ii) of such shares beneficially owned by Mr. Insetta, 387,459 shares are held in two Grantor Retained Annuity Trusts (“GRATs”) of which Mr. Insetta is the beneficiary and his wife is the Trustee.

As an inducement to AVX to enter into the Merger Agreement, Mr. Insetta and his wife, as Trustee of the two GRATs referenced above, entered into the Voting Agreement with AVX and Merger Sub pursuant to which, among other things, they agreed (i) to vote all of the shares of Common Stock beneficially owned by them and over which they have voting control (x) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (y) against any competing proposal to acquire the Company or any substantial part of the Company, and (z) against certain other actions, including any action or agreement that would reasonably by expected to result in any condition to the consummation of the Merger not being fulfilled; (ii) not to transfer any shares of common stock beneficially owned by them (other than for estate planning or similar purposes) or otherwise restrict their ability to exercise all voting rights with respect to such shares; and (iii) not to (x) solicit, initiate, encourage or take any other actions to facilitate a competing proposal, (y) enter into any agreement, arrangement or understanding with respect to a competing proposal or which requires or is intended to, or which could reasonably be expected to result in the abandonment, termination or failure to consummate the Merger, or (z) participate in negotiations or discussions concerning, or furnish any information to any third party with respect to, a competing proposal.  If and to the extent Mr. Insetta or Mrs. Insetta, as Trustee of the GRATs, fails to fulfill his or her voting obligations as described above, he or she has granted to AVX an irrevocable proxy to act for him or her solely with respect to such matters.  The obligations of Mr. Insetta and Mrs. Insetta, as Trustee of the GRATs, under the Voting Agreement terminate upon the earliest to occur of (A) the termination of the Merger Agreement in accordance with its terms, (B) the written consent of the parties to the Voting Agreement, (C) the effective time of the Merger, and (D) the withdrawal or modification by the Company’s Board of Directors of its recommendation that stockholders vote in favor of the adoption of the Merger Agreement.  This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Voting Agreement which is attached hereto as Exhibit 3 and incorporated herein by this reference.

By virtue of the Voting Agreement, the Reporting Persons may be deemed to share with Mr. Insetta the power to vote the shares of the Common Stock subject to the Voting Agreement, but only as to the matters specified in the Voting Agreement. Except as stated in the preceding paragraph, the Reporting Persons do not have the power to vote or to direct the voting of such shares, nor do they have the sole or shared power to dispose or to direct the disposition of such shares. The Reporting Persons disclaim any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares. To the knowledge of the Reporting Persons, no shares of the Common Stock are beneficially owned by any of the persons identified in Schedule A or Schedule B to this Schedule 13D.

To the knowledge of the Reporting Persons, no transactions in the Common Stock have been effected during the past sixty days by any person named pursuant to Item 2.

To the knowledge of the Reporting Persons, no person other than Mr. Insetta and the two GRATs referenced above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the Voting Agreement.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by this reference.

Item 7.                      Material to be filed as Exhibits.

Exhibit 1 – Joint Filing Agreement dated as of June 25, 2007 by and between AVX Corporation and Admiral Byrd Acquisition Sub, Inc.

Exhibit 2 - Agreement and Plan of Merger, dated as of June 15, 2007, by and among AVX Corporation, Admiral Byrd Acquisition Sub, Inc. and American Technical Ceramics Corp.

Exhibit 3 - Voting Agreement, dated as of June 15, 2007, by and among Admiral Byrd Acquisition Sub, Inc., AVX Corporation and the stockholders named therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

AVX CORPORATION

Dated:   June 25, 2007                                                          /s/ Kurt P. Cummings
Kurt P. Cummings
Vice President and Chief Financial Officer

ADMIRAL BYRD ACQUISITION SUB, INC.

Dated:   June 25, 2007                                                          /s/ Kurt P. Cummings
Kurt P. Cummings
Vice President and Chief Financial Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF AVX CORPORATION

The executive officers and directors of AVX Corporation are set forth below. Unless otherwise indicated, each individual’s business address is c/o AVX Corporation, 801 17th Avenue South, Myrtle Beach, South Carolina 29577.

Executive Officers of AVX Corporation
Name	Title	Citizenship
John S. Gilbertson	Chief Executive Officer and President	United States
C. Marshall Jackson	Executive Vice President of Sales and Marketing	United States
Carl L. Eggerding	Vice President, Chief Technology Officer	United States
Kurt P. Cummings	Vice President, Chief Financial Officer, Treasurer and Secretary	United States
S. M. Chan	Vice President of Sales and Marketing –Asia	United States
Keith Thomas	Vice President, President of Kyocera Electronic Devices	United States
Peter Collis	Vice President of Tantalum Products	United States
Peter Venuto	Vice President of North American and European Sales	United States
John Sarvis	Vice President of Ceramic Products	United States
John Lawing	Vice President of Advanced Products	United States

Directors of AVX Corporation
Name	Principal Occupation	Citizenship
Kazuo Inamori	Chairman Emeritus of the Board of Directors of Kyocera	Japan
Noboru Nakamura	Chairman and Representative Director of Kyocera	Japan
Benedict P. Rosen	Director of AVX; Retired	United States
David A. Decenzo	President of Costal Carolina University in South Carolina	United States
John S. Gilbertson	Chief Executive Officer	United States
Makoto Kawamura	President and Representative Director of Kyocera	Japan
Rodney N. Lanthorne	President of Kyocera International Inc. a U.S. subsidiary of Kyocera	United States
Joseph Stach	Director of AVX; Retired	United States
Masahiro Umemura	Vice Chairman of Kyocera	Japan
Yuzo Yamamura	Vice Chairman and Representative Director of Kyocera	Japan
Donald B. Christiansen	Director of AVX; Retired	United States

EXECUTIVE OFFICERS AND DIRECTORS OF KYOCERA CORPORATION

The executive officers and directors of Kyocera Corporation as disclosed in its most recent filings with the Securities and Exchange Commission are set forth below. Unless otherwise indicated, each individual’s business address is c/o Kyocera Corporation, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan.

Executive Officers of Kyocera Corporation
Name	Title	Citizenship
Makoto Kawamura	President and Executive Officer	Japan
Tetsuo Kuba	Senior Managing Executive Officer	Japan
Tatsumi Maeda	Senior Managing Executive Officer	Japan
Yoshihito Ota	Senior Executive Officer	Japan
Keijiro Minami	Senior Executive Officer	Japan
Goro Yamaguchi	Senior Executive Officer	Japan
Hisashi Sakumi	Managing Executive Officer	Japan
Tsutomu Yamori	Managing Executive Officer	Japan
Takashi Itoh	Managing Executive Officer	Japan
Osamu Nomoto	Managing Executive Officer	Japan
Eiichi Toriyama	Managing Executive Officer	Japan
Akiyoshi Okamoto	Managing Executive Officer	Japan
Yasushi Matsumura	Executive Officer	Japan
Toshimi Gejima	Executive Officer	Japan
Yasuyuki Yamamoto	Executive Officer	Japan
Junichi Jinno	Executive Officer	Japan
Masaki Kouzu	Executive Officer	Japan
Hitoshi Takao	Executive Officer	Japan
Yoshiharu Nakamura	Executive Officer	Japan
Kazumasa Umemura	Executive Officer	Japan
Gen Takayasu	Executive Officer	Japan
Nobuhiro Ochiai	Executive Officer	Japan
Junzo Katsuki	Executive Officer	Japan
YukihiroTakarabe	Executive Officer	Japan
Masakazu Mitsuda	Executive Officer	Japan
Michiaki Furuhashi	Executive Officer	Japan
Mitsuru Imanaka	Executive Officer	Japan
Shoichi Aoki	Executive Officer	Japan
Hiroshi Togi	Executive Officer	Japan
Yoshihiro Kano	Executive Officer	Japan
Yoichi Yamashita	Executive Officer	Japan
Robert E. Whisler	Executive Officer	United States
John S. Rigby	Executive Officer	United States

Directors of Kyocera Corporation
Name	Principal Occupation	Citizenship
Yasuo Nishiguchi	Advisor and Director of Kyocera	Japan
Kensuke Itoh	Advisor and Director of Kyocera	Japan
Noboru Nakamura	Chairman of the Board and Representative Director of Kyocera	Japan
Masahiro Umemura	Vice Chairman of the Board and Representative Director of Kyocera	Japan
Yuzo Yamamura	Vice Chairman of the Board and Representative Director of Kyocera and General Manager of Corporate Communication Equipment Group	Japan
Naoyuki Morita	Chairman of the Board and President and Representative Director of Kyocera Communication Systems Co., Ltd.	Japan
Makoto Kawamura	President and Representative Director and President and Executive Officer of Kyocera	Japan
Koji Seki	Chairman of the Board and Representative Director of Kyocera Mita Corporation	Japan
Michihisa Yamamoto	Deputy General Manager of Corporate Communication Equipment Group	Japan
Isao Kishimoto	President and Representative Director of Kyocera Kinseki Corporation	Japan
Hisao Hisaki	Chairman of the Board and President of Kyocera (Tianjin) Sales & Trading Corporation	Japan
Rodney N. Lanthorne	President of Kyocera International Inc. a U.S. subsidiary of Kyocera	United States
John S. Gilbertson	President and Director and Chief Executive Officer of AVX	United States

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF
ADMIRAL BYRD ACQUISITION SUB, INC.

The executive officers and directors of Admiral Byrd Acquisition Sub, Inc. are set forth below. Unless otherwise indicated, each individual’s business address is c/o AVX Corporation, 801 17th Avenue South, Myrtle Beach, South Carolina 29577.

Executive Officers and Directors of Admiral Byrd Acquisition Sub. Inc.
Name	Title	Citizenship
John S. Gilbertson	Chief Executive Officer, President and Director	United States
Kurt P. Cummings	Vice President, Chief Financial Officer and Director	United States
Evan Slavitt	Vice President, Secretary and Director	United States